EXHIBIT 99.1

AMC Entertainment Inc. Reports Results
for Fourth Quarter and FY 2004

KANSAS CITY, Mo. (June 9, 2004)—AMC Entertainment Inc. (AMEX: AEN), one of the world's leading theatrical exhibition companies, today announced results for its fourth quarter and for its fiscal year 2004. Additionally, the Company announced that it will record non-cash restatements to certain prior year financial statements as discussed below.

Revenues for the fourth quarter, which is comprised of the 13 weeks ended April 1, 2004, were $403 million, down 9 percent from revenues of $444 million in last year's fourth quarter, which consisted of the 14-week period ending April 3, 2003. For fiscal 2004, a 52-week period, revenues were $1.8 billion. Revenues for fiscal 2003, a 53-week period, were also $1.8 billion.

Net loss for common shares for the fourth quarter was $42.8 million ($1.16 per diluted share), compared to net loss for common shares as restated of $31.1 million (86 cents per diluted share) last year. Fourth quarter earnings were impacted by a $13.9 million expense for redemption of senior subordinated notes due 2009 and 2011. For fiscal 2004, net loss for common shares was $51.0 million ($1.39 per diluted share), compared to net loss for common shares as restated of $56.7 million ($1.56 per diluted share) last year.

Adjusted EBITDA for the fourth quarter was $45.5 million, compared to Adjusted EBITDA of $52.1 million for the fourth quarter of fiscal 2003. For fiscal 2004, Adjusted EBITDA was a fiscal year record $248 million, a 7 percent increase over Adjusted EBITDA of $231 million last year.

"Our record fiscal year Adjusted EBITDA reflects the continued successful execution of our strategic plan," said Peter Brown, chairman and chief executive officer. "We are pleased with the margin improvement we achieved in a year of flat industry revenues, and believe that our industry-leading asset quality positions us well to capitalize on a very promising summer film lineup."

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Highlights of fiscal 2004 included:

- Record adjusted EBITDA of $248 million.

- Continued margin improvement: fiscal year Adjusted EBITDA margin increased more than 96 basis points to 13.9 percent of revenues.

- Continued improvement in the quality of the AMC Theatres portfolio with the opening of 114 new megaplex screens, the disposition of 142 screens, and the successful acquisition and integration of three Megastar Theatres totaling 48 screens.

- Free cash flow increased 48 percent to $103 million.

- Strengthened balance sheet: continued credit profile improvement and $333 million in cash.

As noted, the Company will restate its prior year provisions for income taxes and will record non-cash valuation allowances against deferred tax assets relating to operating losses incurred in certain foreign jurisdictions. The expected restatements result from reevaluation by the Company and its independent auditors of applicable accounting guidance related to income taxes. In addition, the Company will record immaterial non-cash adjustments for contingent rent expense under one of its lease agreements that will impact fiscal years 2001 through 2003. The restatements are expected to increase (decrease) net loss for common shares by approximately $1.6 million in fiscal 1999, $2.4 million in fiscal 2000, less than $0.1million million in fiscal 2001, ($1.1) million in fiscal 2002 and $9.2 million in fiscal 2003. The restatements are expected to increase (decrease) net loss for common shares by approximately ($0.8) million, $3.4 million, and ($0.2) million for the interim periods of fiscal 2003. The restatements are expected to decrease net earnings for common shares by approximately $1.3 million, increase net loss for common shares by $1.0 million and decrease net earnings for common shares by $6.5 million for the interim periods in fiscal 2004. Loss from discontinued operations, net of income tax benefit will be reduced by $2.1 million in fiscal 2002 and increased by $2.5 million in fiscal 2004 resulting from a change in timing of a tax deduction between these fiscal years. The restatements primarily effect the income tax provision and as a result, there will be a cumulative reduction in the deferred tax asset of approximately $17 million through January 1, 2004. The estimated effects of the restatements are preliminary and subject to final audit. The Company intends to file restated financial statements for the effected periods as promptly as possible, including restated interim quarterly financial information.

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In addition, the Company is responding to an SEC comment letter, issued pursuant to its pending registration statement on its senior subordinated notes due 2014, concerning the possible reclassification of its outstanding Series A Convertible Preferred Stock out of stockholders' equity. The Company is in the process of resolving this matter with the SEC. Such non-cash reclassification, if made, would not have an impact on previously reported or current earnings or the Company's ongoing operations.

This release contains non-GAAP financial measures as defined by Regulation G of the Securities and Exchange Commission. As required, the attached financial summary contains a discussion of management's use of these measures and reconciliations to the most directly comparable GAAP measures. In addition, reconciliations of GAAP and non-GAAP financial measures are available on the Company's web site, www.amctheatres.com. These non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, the financial measures prepared in accordance with GAAP. The financial measures as determined by management may not be comparable to the same financial measures as reported by other companies. As used herein, GAAP refers to generally accepted accounting principles in the United States of America.

Investors will have the opportunity to listen to the earnings conference call and view the supporting slide presentation at 9 a.m. CDT on Thursday, June 10, through the website www.amctheatres.com. Listeners can also access the call by dialing (877) 307-8182, or (706) 643-7523 for international callers. A replay of the call will be available on the website and by phone through Thursday, June 24. The telephone replay can be accessed by calling (800) 642-1687, or (706) 645-9291 for international callers, and entering the conference ID number 7884612.

AMC Entertainment Inc. is a leader in the theatrical exhibition industry. Through its circuit of AMC Theatres, the Company operates 232 theatres with 3,554 screens in the United States, Canada, France, Hong Kong, Japan, Portugal, Spain and the United Kingdom. Its Common Stock trades on the American Stock Exchange under the symbol AEN. The Company, headquartered in Kansas City, Mo., has a website at www.amctheatres.com.

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Any forward-looking statements contained in this release, which reflect management's best judgment based on factors currently known, involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements included herein as a result of a number of factors, including among others the Company's ability to enter into various financing programs, the performance of films licensed by the Company, competition, construction delays, the ability to open or close theatres and screens as currently planned, domestic and international political, social and economic conditions, demographic changes, increases in demand for real estate, changes in real estate, zoning and tax laws, unforeseen changes in operating requirements, the Company's ability to identify suitable acquisition candidates and to successfully integrate acquisitions into its operations and results of significant litigation.

Contact:

Richard J. King, Senior Vice President, Corporate Communications
AMC Entertainment Inc.
(816) 221-4000

(FINANCIAL SUMMARY FOLLOWS)

AMC ENTERTAINMENT INC.
FINANCIAL SUMMARY
(In thousands, except per share and other data)

	Thirteen/Fourteen Weeks Ended		Fifty-two/Fifty-three Weeks Ended	
	April 1, 2004	April 3, 2003 (restated) [1]	April 1, 2004	April 3, 2003 (restated) [1]
Statement of Operations Data				
Admissions	$276,594	$306,747	$1,219,393	$1,212,204
Concessions	100,831	113,256	456,990	468,578
Other theatre	14,162	12,021	53,983	48,600
NCN and other	11,135	12,409	52,454	55,693
Total revenues	402,722	444,433	1,782,820	1,785,075
Film exhibition costs	138,705	160,171	649,380	660,982
Concession costs	11,311	13,084	51,259	54,912
Theatre operating expense	103,131	112,565	419,619	438,605
Rent	78,787	78,314	314,024	300,377
NCN and other	11,336	14,075	46,847	52,444
General and administrative expense:				
Stock-based compensation	7,025	495	8,727	2,011
Other	13,950	14,112	53,864	66,093
Preopening expense	693	349	3,858	3,227
Theatre and other closure expense	256	120	4,068	5,416
Depreciation and amortization	34,953	33,755	124,572	126,994
Impairment of long-lived assets	16,272	19,563	16,272	19,563
Disposition of assets and other gains	(109)	(353)	(2,590)	(1,385)
Total costs and expenses	416,310	446,250	1,689,900	1,729,239
Other expense	13,947	-	13,947	-
Interest expense	21,513	20,892	77,717	77,800
Investment income	(1,138)	(979)	(2,861)	(3,502)
Total other expense	34,322	19,913	88,803	74,298
Income (loss) from continuing operations before income taxes	(47,910)	(21,730)	4,117	(18,462)
Income tax provision (benefit)	(16,900)	2,700	11,000	10,000
Loss from continuing operations	(31,010)	(24,430)	(6,883)	(28,462)
Loss from discontinued operations, net of income tax benefit	-	(358)	(3,831)	(1,084)
Net loss	$ (31,010)	$ (24,788)	$ (10,714)	$ (29,546)
Preferred dividends	11,750	6,268	40,277	27,165
Net loss for common shares	$ (42,760)	$ (31,056)	$ (50,991)	$ (56,711)
Basic earnings (loss) per share:				
Loss per share from continuing operations	$ (1.16)	$ (.85)	$ (1.28)	$ (1.53)
Loss per share from discontinued operations	$ -	$ (.01)	$ (.11)	$ (.03)
Net loss per share	$ (1.16)	$ (.86)	$ (1.39)	$ (1.56)
Diluted loss per share:				
Loss per share from continuing operations	$ (1.16)	$ (.85)	$ (1.28)	$ (1.53)
Loss per share from discontinued operations	$ -	$ (.01)	$ (.11)	$ (.03)
Net loss per share	$ (1.16)	$ (.86)	$ (1.39)	$ (1.56)
Average shares outstanding:				
Basic and diluted	36,863	36,302	36,715	36,296

	Thirteen/Fourteen Weeks Ended		Fifty-two/Fifty-three Weeks Ended	
	April 1, 2004	April 3, 2003 (restated)[1]	April 1, 2004	April 3, 2003 (restated)[1]
Other Financial Data:				
Net cash provided by (used in) operating activities	$ (2,211)	$ 14,874	$ 183,278	$ 128,747
Net cash provided by (used in) investing activities	44,530	(31,264)	(69,378)	(137,201)
Net cash provided by (used in) financing activities	(20,338)	20,591	(24,613)	33,437
Adjusted EBITDA [2]	45,502	52,112	247,827	230,912
After tax cash flow [2]	22,014	21,563	133,673	122,112
Net capital expenditures [3]	(41,536)	16,411	31,100	52,982
Free cash flow [4]	63,550	5,152	102,573	69,130
Other Data:				
Screen additions	18	-	114	95
Screen acquisitions	-	-	48	641
Screen dispositions	37	40	142	111
Average screens - continuing operations	3,537	3,494	3,494	3,498
Attendance - continuing operations (in thousands)	41,625	47,949	186,989	197,363
Number of screens operated (period end)			3,544	3,524
Number of theatres operated (period end)			232	239
Screens per theatre circuit wide			15.3	14.7

	April. 1, 2004	April 3, 2003 (restated)[1]
Balance Sheet Data:		
Cash and equivalents	$ 333,248	$ 244,412
Corporate borrowings	686,431	668,661
Capital and financing lease obligations	61,281	59,101
Net debt [5]	414,464	483,350
Stockholders' equity	280,604	279,719
Total shares [6]	79,647	76,481

[1]We will restate our prior year provisions for income taxes and will record non-cash valuation allowances against deferred tax assets relating to operating losses incurred in certain foreign tax jurisdictions. In addition, we will record immaterial non-cash adjustments for contingent rentals under one lease impacting fiscal years 2001 through 2003. The estimated effects of the restatements are preliminary and subject to final audit.

[2]We have included Adjusted EBITDA and After tax cash flow because we believe they provide investors with additional information to measure our performance and liquidity, estimate our value and evaluate our ability to service debt. In addition, we use Adjusted EBITDA for incentive compensation purposes.

[3]We have included Net capital expenditures because we believe it provides investors with additional information concerning our net cash requirements for property, excluding acquisitions.

[4]Represents After tax cash flow less Net capital expenditures. We have included Free cash flow because we believe it provides investors with additional information concerning the resources available for strategic opportunities including, among others, to invest in the business, make acquisitions and strengthen the balance sheet.

[5]Represents corporate borrowings and capital and financing lease obligations less cash and equivalents. We have included Net debt because we believe it provides investors with additional information to estimate our value and evaluate our leverage.

[6]Represents outstanding shares of Common Stock and Class B Stock and incremental shares issuable under stock options and stock awards, using the treasury stock method, and upon the conversion of Series A Convertible Preferred Stock to Common Stock.

The following tables provide reconciliations of our non-GAAP financial measures to their most directly comparable GAAP measures.

	Thirteen/Fourteen Weeks Ended		Fifty-two/Fifty-three Weeks Ended	
	April 1, 2004	April 3, 2003 (restated) [1]	April 1, 2004	April 3, 2003 (restated) [1]
Adjusted EBITDA Reconciliation				
(In thousands)				
Net loss	$ (31,010)	$(24,788)	$ (10,714)	$ (29,546)
Loss from discontinued operations, net of income tax benefit	-	358	3,831	1,084
Interest expense	21,513	20,892	77,717	77,800
Income tax provision (benefit)	(16,900)	2,700	11,000	10,000
Depreciation and amortization	34,953	33,755	124,572	126,994
Impairment of long-lived assets	16,272	19,563	16,272	19,563
Investment income	(1,138)	(979)	(2,861)	(3,502)
Stock-based compensation expense and special compensation expense	7,025	495	8,727	21,261
Theatre and other closure expense	256	120	4,068	5,416
Disposition of assets and other gains	(109)	(353)	(2,590)	(1,385)
Preopening expense	693	349	3,858	3,227
Other expense	13,947	-	13,947	-
Adjusted EBITDA	$ 45,502	$ 52,112	$247,827	$230,912

	Thirteen/Fourteen Weeks Ended		Fifty-two/Fifty-three Weeks Ended	
	April 1, 2004	April 3, 2003	April 1, 2004	April 3, 2003
After Tax Cash Flow and Free Cash Flow Reconciliation (In thousands)				
Net cash provided by (used in) operating activities	$ (2,211)	$ 14,874	$ 183,278	$128,747
Disposition of assets and other gains	109	353	2,590	1,385
Loss on sale - discontinued operations	-	-	(5,591)	-
Changes in working capital items and other	19,299	7,524	(26,831)	(1,832)
Deferred taxes excluding benefit for impairment of long-lived assets	4,817	(1,188)	(19,773)	(6,188)
After tax cash flow	22,014	21,563	133,673	122,112
Less net capital expenditures	(41,536)	16,411	31,100	52,982
Free cash flow	$ 63,550	$ 5,152	$ 102,573	$ 69,130

	Thirteen/Fourteen Weeks Ended		Fifty-two/Fifty-three Weeks Ended	
	April 1, 2004	April 3, 2003	April 1, 2004	April 3, 2003
Net Capital Expenditures Reconciliation				
(In thousands)				
Net cash provided by (used in) investing activities	$ 44,530	$ (31,264)	$ (69,378)	$(137,201)
Acquisition of GC Companies, Inc., net of cash acquired and proceeds from sale of venture capital investments	2,075	(95)	2,075	47,314
Acquisition of Gulf States Theatres	-	14	-	752
Acquisition of MegaStar Theatres	325	-	13,374	-
Payment on disposal - discontinued operations	-	-	5,252	-
Purchase of leased furniture, fixtures and equipment	-	-	15,812	7,052
Proceeds from disposition of long-term assets	(7,343)	(617)	(9,289)	(5,494)
Other, net	1,949	3,794	11,054	4,983
Construction project costs reimbursed by landlord for financing activities	-	11,757	-	29,612
Net capital expenditures	$ 41,536	$ (16,411)	$ (31,100)	$ (52,982)